Katherine P. Ellis Senior Vice President and General Counsel (713) 849-6451 (713) 849-8977 - Fax

November 18, 2008

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien,
Accounting Branch Chief

Re:	NATCO Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and
June 30, 2008
File No. 1-15603

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of October 28, 2008. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Bradley P. Farnsworth, Senior Vice President and Chief Financial Officer (713-849-6457) or, in his absence, Katherine Ellis, Senior Vice President and General Counsel (713-849-6451).

Sincerely,

/s/ Katherine P. Ellis

Katherine P. Ellis

Senior Vice President and General Counsel

Enclosures

cc:	Tracey Houser, Staff Accountant
Division of Corporation Finance

Jessica Kane
Division of Corporation Finance

Brigette Lippmann
Division of Corporation Finance

Eric Johnson
Locke Lord Bissell & Liddell LLP

Stephen Dabney
KPMG LLP

RE:	NATCO Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and
June 30, 2008
File No. 1-15603

November 18, 2008

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated October 28, 2008

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 2

1.	We note your risk factor that you may incur substantial costs to comply with environmental obligations. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Response: Our management reviewed both Item 101(c)(1)(xii) of Regulation S-K and the Company’s estimated environmental control costs when preparing the 2007 Form 10-K and determined that such costs were not material for the year ended December 31, 2007. We will continue to monitor these estimated costs and, if material, will include appropriate disclosure in future filings.

Item 1A. Risk Factors, page 19

Long-term contracts for operation…, page 21

2.	In future filings, please disclose the carrying value of the assets subject to these long-term contracts for your separation facilities and the amount of tolling fees recognized for each period presented to allow an investor to understand the assets and revenues at risk if these long-term contracts are cancelled. Further, please disclose if there is a history of any material cancellations.

Response: The assets subject to the long term contracts referenced in our risk factor are specific to one customer and determined to be immaterial. The revenue we received from the subject contracts and the carrying value of the underlying assets are less than 10% of the Company’s total revenue for fiscal year 2007 and the Company’s total assets as of December 31, 2007, respectively. Historically, we have not provided the carrying value of the assets or the amount of tolling fee revenue associated with these contracts because the information is proprietary and disclosure may cause us competitive harm. The assets underlying these contracts are very unique and there are a very limited number of competitors.

There is no history of cancellations of these contracts.

Item 3. Legal Proceedings, page 25

3.	On page 18, we note that you are a party to an environmental proceeding where you have been named a potentially responsible de minimis party in connection with a federal superfund site. If the proceeding meets the threshold set forth in Instruction 5(C) to Item 103 of Regulation S-K, please disclose in future filings the information required by Item 103.

Response: In connection with the 2007 10-K filing, management determined that the Company’s estimated exposure in the referenced proceeding (related to the Environmental Protection Corporation, Eastside Landfill Facility in Kern County, California) did not meet the $100,000 threshold specified in Instruction 5(c) to Item 103 of Regulation S-K. We will continue to monitor this proceeding and, if facts or circumstances change, will include appropriate disclosure in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 43

4.	In future filings, please revise your analysis of working capital and cash flows provided by operating activities to provide a more detailed analysis of the components impacting these items rather than repeat numerical data contained in the consolidated financial statements. Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification. For example, trade accounts receivable had a material impact to cash flows provided by operating activities and is 53.2% and 32.8% of total current assets and total assets, respectively. As such, you should consider providing investors with a detailed analysis of this line item disclosing the components, such as the amount of the traditional trade accounts receivables, costs in excess of billings, and trade account receivables and costs in excess of billings related to claims and unapproved change orders, as appropriate. Further, you should consider disclosing and providing an analysis of trade accounts receivable days sales outstanding. For costs in excess of billings, you should consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provide an explanation as to why. For any material amounts of receivables and costs in excess of billings related to claims and unapproved change orders, explain why you believe such amounts are collectible.

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will revise our analysis of working capital and cash flows provided by operating activities to provide a more detailed analysis of the components impacting these items. For your reference, we have included in this response letter the following revised disclosure from our 2007 Form 10-K, which incorporates the Staff’s recommendations noted above:

(i) Working Capital

“Working capital excluding cash and cash equivalents increased to $46.7 million at December 31, 2007 from $43.2 million at December 31, 2006. The increase in working capital is primarily attributable to the general increase in business activities and consists mainly of increases in accounts receivable of $20.1 million and inventory of $2.8 million offset in part by increases in accrued liabilities of $4.0 million and accounts payable of $16.0 million.

Of the $20.1 million change in accounts receivable, $10.0 million resulted from an increase in costs in excess of billings on uncompleted contracts, $7.2 million resulted from higher revenue in the current year as compared to the prior year and $3.0 million resulted from a two day increase in the average collection period for billed receivables during the year. The $2.8 million increase in inventory is primarily related to an increase in finished goods inventory in our North American operations. The increase in accrued liabilities of $4.0 million is attributable mainly to a $4.8 million increase in project cost accruals for jobs in progress at December 31, 2007. The increase in accounts payable of $16.0 million is principally the result of an overall increase in business activity.

~~As of December 31, 2007, we had $110.3 million of working capital, compared to $78.4 million as of December 31, 2006, an increase of $31.9 million, or 41%. The increase was a function of the higher business activities and was primarily due to increases in cash and cash equivalents of $28.3 million, $22.9 million in trade receivables, $4.0 million in inventory, $3.0 million in deferred income tax assets and income tax receivables partially offset by an increase in current liabilities. The increase in current liabilities, was mainly due to increases of $15.4 million in trade accounts payable and other, $8.1 million in accrued expenses and $1.2 million in income taxes liabilities.”~~

(ii) Net cash from operating activities.

“Net cash provided by operating activities decreased $2.5 million during 2007 as compared to 2006. The decrease in net cash provided by operating activities was primarily the result of an increase in working capital of $3.6 million in 2007 as compared to the decrease in working capital of $7.1 million in 2006, resulting in a net change in cash used for working capital of $10.8 million. The main reason for the change in use of working capital in 2007 was the near completion of several large projects and the associated increase in costs in excess of billings on uncompleted contracts which is included in accounts receivable on the balance sheet. Conversely, customer advance payments, generally received in a project’s early stages, were a substantial source of cash in 2006. Offsetting the change in the use of cash for working capital was an increase in net income of $8.6 million in 2007 from 2006. The remaining $300,000 of changes in cash provided by operating activities in 2007 as compared to 2006 was the result of several individually immaterial offsetting items.

Management believes that substantially all of the remaining unbilled costs in excess of billings will be billed in subsequent periods and is collectible.

~~Net cash provided by operating activities for the years ended December 31, 2007, 2006 and 2005 was $49.6 million, $52.1 million and $18.8 million, respectively. Net cash provided by operating activities in 2007 of $49.6 million was $2.5 million lower than 2006 primarily due to the higher investment in working capital to support the increased business activities. The increase in net cash provided by operating activities for 2006, as compared to 2005, was primarily due to the significant increase in net income year over year as adjusted for non-cash items. Trade receivables will fluctuate depending on business levels, invoice terms, timing of collections and, for larger projects, achieving contractual milestones that permit invoicing for interim payments”~~

In future periods, the items impacting our working capital and cash flows from operating activities may change materially. Therefore, our disclosure in future filings regarding these items may vary from the above revised disclosure but will be drafted so as to be responsive to the Staff’s comment.

Consolidated Statements of Operations, page 55

5.	In future filings, please revise your presentation of minority interest to include this line item after income tax provision. Refer to Rule 5-03(b)(12) of Regulation S-X for guidance.

Response: We will include this disclosure in future filings and have already revised our presentation of minority interest on page 4 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008.

General—Notes to Consolidated Financial Statements, page 58

6.	We note that you completed the acquisition of ConSepT AS on December 3, 2007 for the aggregate purchase price of approximately $25.5 million through the combination of cash and common stock.

We further note that you may be required to make additional payments to the Sellers depending on the financial performance of ConSepT AS over the next three years. Please include the disclosures required by paragraphs 51-52, 54-55 of SFAS 141 in future filings. Otherwise, please provide us with a detailed explanation as to why you do not believe these disclosures should be presented. In addition, we note that you have not provided the disclosures required by paragraph 58 of SFAS 141, at a minimum for your acquisition of Linco-Electromatic, Inc. during January 2008 in your March 31, 2008 or June 30, 2008 Forms 10-Q. Please also provide these disclosures in future filings, or provide us with a detailed explanation as to why you do not believe these disclosures are necessary.

Response: We acquired ConSepT in December 2007 and determined that the acquired subsidiary was not material in accordance with Item 210.11-01(b) of Regulation S-X. The acquisition did not constitute an acquisition of a significant subsidiary under Item 210.01-02(w) of Regulation S-X since: (i) our investment in ConSepT amounted to $25.4 million which was less than 20% of the Company’s total assets of $322.4 million as of December 31, 2006; (ii) ConSepT’s total assets as of the December 3, 2007 acquisition date amounted to $4.0 million which was less than 20% of the Company’s total assets as of December 31, 2006; and (iii) ConSepT’s profit before taxes on an annualized pro-forma basis as of December 31, 2006 amounted to $2.3 million which was less than 20% of the Company’s profit before taxes of $57.1 million as of December 31, 2006. We also considered contingent payments for the purchase price potentially payable at the end of the first, second and third anniversaries of the closing when reviewing the disclosure requirements of SFAS 141 in accordance with Item 210.11-01(b) of Regulations S-X and determined these contingent payments would not create any change in our analysis. Because none of the tests for a significant subsidiary were met, we do not believe the ConSepT acquisition was a material business acquisition and accordingly the disclosures in paragraphs 51 through 55 of SFAS 141 were not provided.

Similarly, we acquired Linco on January 31, 2008 and determined that the acquired subsidiary was not material in accordance with Item 210.11-01(b) of Regulation S-X. The acquisition did not constitute an acquisition of a significant subsidiary under Item 210.01-02(w) of Regulation S-X since: (i) our investment in Linco amounted to $23.7 million, net of cash acquired, which was less than 20% of the Company’s total assets of $423.7 million as of December 31, 2007; (ii) Linco’s total assets as of January 31, 2008 amounted to $14.3 million which was less than 20% of the Company’s total assets as of December 31, 2007; and (iii) Linco’s profit before taxes as of December 31, 2007 amounted to $4 million which is less than 20% of the Company’s profit before taxes of $71.5 million, as of December 31, 2007. Because none of the tests for a significant subsidiary were met, we do not believe the Linco acquisition was a material business acquisition and accordingly the disclosures in paragraphs 51 through 55 of SFAS 141 were not provided. We have made the required disclosures for the acquisitions of Linco and Connor Sales Company, Inc. on an aggregate basis in Note 15 on page 18 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008.

(2) Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 60

7.	In future filings, please revise your policy footnote to disclose when you recognize revenues and costs for unapproved change orders and claims. If material, please disclose the amount of revenue recognized for claims and unapproved change orders. Refer to paragraphs 62-63 and 65-67 of SOP 81-1 for guidance.

Response: We do not recognize revenue from unapproved change orders or claims. We will include this disclosure in future filings and have already included this disclosure on page 22 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008.

8.	We note your disclosure on page 15 that you license certain technology under agreements with Shell Global Solutions. In future filings, please disclose your policy for recognizing revenue for the technology licenses and any other instances in which you recognize license fees. Otherwise, please confirm to us that these license fees are immaterial.

Response: We license the referenced technology from Shell Global Solutions and pay them a license fee. We recognize license fees for technologies licensed from other parties as an operating expense. If we receive material license fee revenues in the future, we will include disclosure regarding the policy for recognizing revenue for licensing fees.

Research and Development, page 61

9.	In future filings, please disclose the amount of research and development costs you have incurred during each period presented. Please also disclose the types of activities and cost elements you are included as research and development expenses. Refer to SFAS 2 for guidance.

Response: Our management reviewed SFAS 2 and determined that such costs were not material for the year ended December 31, 2007 (approximately 3.8% of net income). We will continue to monitor these costs and, if material, will include appropriate disclosure in future filings.

Foreign-Currency—Translation Adjustment and Transaction Gains (Losses), page 61

10.	Considering the significance of income generated outside of the U.S., please revise your disclosure in future filings to state your policy with regards to determining the functional currency of your foreign entities. Refer to SFAS 52 for guidance.

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will revise our disclosure to state our policy with regards to determining the functional currency of our foreign entities as follows:

“Foreign Currency—Translation Adjustment and Transaction Gains (Losses). Financial statements of foreign subsidiaries that have functional currencies other than the US dollar are translated into their US dollar equivalents at period end exchange rates for balance sheet accounts and the weighted average exchange rate for the period for statement of operations accounts. The currency translation adjustment gain or loss resulting from such translations are deferred and included as currency translation adjustment in Other comprehensive income (loss) as a separate component of stockholders’ equity. Certain transactions remain open and are not settled at the period-end date and therefore are re-measured using the period-end exchange rate. The resulting gain or loss from these foreign currency transactions are included in Other, net in the Company’s consolidated statements of operations. Our operations are conducted around the world in a number of different countries. As such, the financial statements of foreign subsidiaries are typically measured using their local currency as the functional currency in which the entity operates. Management reviews and determines the functional currency for each of our foreign subsidiaries considering the primary economic environment in which the entity operates as well as evaluating other factors as set forth in SFAS 52 and may, in certain circumstances, determine a currency other than the local currency of the entity to be their functional currency. Gains and losses resulting from translation of these subsidiaries balance sheets and income statements are included as a separate component of accumulated other comprehensive income within stockholders’ equity. Gains and losses from foreign currency transactions, such as those resulting from the revaluation or settlement of receivables or payables in the non-functional currency, are included in other, net on our consolidated statements of operations. Accordingly, our earnings and cash flow are exposed to changes in foreign currency exchange rates.”

(5) Costs and Estimated Earnings on Uncompleted Contracts, page 66

11.	We note your presentation of costs and estimated earnings on uncompleted contracts. It is unclear from your presentation whether the costs in excess of billings included in trade accounts receivable from this presentation for each period presented is the activity for the period or whether this is the total costs in excess of billings included in trade accounts receivable balance as of December 31, 2007 and December 31, 2006. In this regard, we note that the amount you attribute to customer advanced billings and payments from this presentation does not agree to the total on your consolidated balance sheet. Please advise and revise your disclosure in future filings to clarify what this presentation represents. If the presentation does not reflect the total amount of costs in excess of billings included in trade accounts receivable in your consolidated balance sheets, please disclose this amount in accordance with Rule 5-02.3(c)(2) of Regulation S-X. In addition, please include disclosure in future filings that explains why such costs that have been incurred have not yet been billed to the customer. Further, please revise your disclosure in future filings to clarify that this presentation relates to those contracts for which revenue is recognized under the percentage of completion method in accordance with SOP 81-1. Finally, please note that billed and unbilled amounts related to claims, unapproved change orders or other uncertainty related to realization should be separately presented on the face of the consolidated balance sheets or within the footnotes along with a description of the nature and status of the principal items comprising such amount. Refer to Rule 5-02.3(c)(3) of Regulation S-X for guidance.

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will include line item disclosure on our balance sheet for each of (i) costs and estimated earnings in excess of billings on uncompleted contracts and (ii) billings on uncompleted contracts in excess of costs and estimated earnings. We do not recognize revenue for unapproved change orders or claims and have included this disclosure on page 22 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008. For your reference, we have included in this response letter the following revised footnote disclosure from our 2007 Form 10-K, which incorporates the Staff’s recommendations noted above:

“Costs, Estimated Earnings and Billings on Uncompleted Contracts

The following table provides information related to uncompleted contracts for which revenue is recognized under the percentage completion method:

	As of December 31,
	2007	2006
	(in thousands)
Costs incurred on uncompleted contracts	$255,584	$122,962
Estimated earnings	99,864	38,050

	355,448	161,012
Less billings to date	338,667	156,711

	$16,781	$4,301

	As of December 31,
	2007	2006
	(in thousands)
Included in accompanying balance sheets as follows ~~under the following capions~~:
Cost and estimated earnings in excess of billings on uncompleted contracts~~Trade accounts receivable~~	$45,438	$35,407
Billings on uncompleted contracts in excess of costs and estimated earnings~~Customer advanced billings and payments~~	(28,657)	(31,106)

	$16,781	$4,301

Costs and estimated earnings to date in excess of progress billings on contracts in progress represent the cumulative revenue recognized less the cumulative billings to the customer. Any billed revenue that has not been collected is reported as accounts receivable. Unbilled revenue is reported as costs and estimated earnings in excess of billings on uncompleted contracts on the Company’s consolidated balance sheets. The timing of when we bill our customers is generally based on advance billing terms or contingent upon completion of certain phases of the work, as stipulated in the contract. Progress billings in accounts receivable at December 31, 2007 and 2006, are to be collected within one year. Cost of revenue includes direct contract costs such as material, labor and indirect costs which are attributable to contract activity.”

(8) Accrued Expense, page 68

12.	In future filings, please disclose the nature of the costs within the project cost line item in accrued expenses. Please provide us with the disclosure you intend to include in future filings

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will modify our disclosure to define the nature of our project costs liability. For your reference, we have included in this response letter the following revised disclosure from our 2007 Form 10-K, which incorporates the Staff’s recommendations noted above:

“Accrued Expense

Accrued expense consisted of:

	As of December 31,
	2007	2006
	(in thousands)
		As Adjusted (Note 3)
Compensation and benefits	$13,776	$12,523
Insurance reserve	4,163	3,046
Product warranty	3,265	3,866
Project costs (1)	32,011	27,217
Closure, severance and other	445	2,444
Sales and property taxes and other	7,638	4,082

Totals	$61,298	$53,178

(1)	The Project costs liability consists of accrued vendor and subcontract costs related to projects in progress.”

13.	We note that your product warranties accrual as of December 31, 2007, is $3,265,000. We further note that you made payments during the December 31, 2007, fiscal year of $3,120,000, which represents the majority of the remaining accrual. In addition, we note that you increased the accrual during the December 31, 2007, fiscal year by $2,451,000, which is less than the payments made. As your revenues have increased and your raw material costs also continue to increase, it is unclear why your product warranties accrual decreased from the December 31, 2006, accrual. Please advise with a view toward future disclosure. Please also tell us the portion of the $18 million letters of credit outstanding as of December 31, 2007, that relates to warranties.

Response: We maintain a product warranty liability that represents estimated future claims for equipment, parts and services covered during a warranty period. Our normal warranty period provides coverage for the earlier of 12 months from start-up or 18 months from delivery. Our policy is to provide for warranty accrual at the time of revenue recognition based on historical experience and is adjusted as required.

As noted, the $2,451,000 of accruals made in our provision during 2007 was less than the $3,120,000 payments made during 2007. This decrease was primarily due to a known claim amounting to approximately $929,000 that existed and was provided for as of December 31, 2006 related to a large built-to-order project that required significant rework and was subsequently paid during 2007. Another contributing factor to the lower accruals made during 2007 was the overall decrease in actual claims cost as a percentage to five years of average revenue. This percentage decreased from 0.7% to 0.6% year over year and resulted in an additional $300,000 reduction in the reserve requirement as of December 31, 2007.

It was also noted that while our revenue has increased and our raw material costs continue to increase, our $3,265,000 product warranty reserve as of December 31, 2007 was lower than the $3,866,000 reserve as of December 31, 2006. While this is true, when you factor in the provision related to the large built-to-order project and then combine this impact with the overall lower actual claims cost, each as described above, we believe our reserve as of December 31, 2007 to be adequate to cover the estimated future claims on the higher revenue base and cover the increased costs of our raw material.

The $18.9 million in letters of credit that were outstanding as of December 31, 2007 included $16.8 million related to guarantees of contract performance and warranties. These are not normally segregated as the letter of credit typically will provide protection to the customer during the performance period and will be in place until the warranty period expires.

14.	In future filings, please revise your tabular reconciliation of the changes in your warranty liability to separately present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b. of FIN 45. Please also provide the tabular reconciliation for each of the three reporting periods presented.

Response: In order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will modify our disclosure relative to warranty liability to include such reconciliation. For your reference, we have included in this response letter the following additional disclosures relative to our 2007 Form 10-K:

“The following table represents the changes in the Company’s aggregate product warranty liability for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years Ended December 31,
	2007	2006	2005
Beginning balance	$3,866	$2,773	$1,654
Provision for warranties issued during period	2,787	3,708	3,695
Adjustments to warranties issued in prior periods	(336)	(199)	(10)
Payments during period	(3,120)	(2,598)	(2,503)
Foreign currency adjustments	68	182	(63)

Ending balance	$3,265	$3,866	$2,773 ”

(13) Commitments and Contingencies, page 77

FCPA Review, page 77

15.	In future filings, please revise your disclosure to address the materiality of the FCPA review matter to your liquidity in addition to your financial condition and results of operations.

Response: We will revise our disclosure regarding the materiality of the FCPA review matter in future filings and have already included this disclosure on page 11 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008.

(14) Litigation, page 78

16.	In future filings, please revise your disclosure to address the materiality of pending lawsuits or legal proceedings to your liquidity in addition to your financial condition and results of operations. If there are any pending lawsuits or legal proceedings that are probable or reasonably possible of having a material impact to liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

Response: We will revise our disclosure regarding the materiality of pending lawsuits or legal proceedings to our liquidity in future filings and have already included this disclosure on page 11 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008.

Schedule 14A Filed on March 26, 2008

Compensation Discussion and Analysis, page 18

Elements of Compensation, page 20

Annual Cash Incentive Bonus, page 20

17.	On pages 21 and 22, we note that the GNC Committee “eliminated certain one-time gains and losses in its determination of corporate and business unit financial performance.” In future filings, please disclose the gains and losses that were eliminated when determining corporate and business unit financial performance.

Response: The GNC Committee may elect to eliminate certain one-time gains and losses in its determination of financial performance. They did not do so in 2007, but had eliminated costs related to a severance program in the UK in 2006. In future filings, the Company will disclose the gains and losses that are eliminated in determining corporate and business unit financial performance.

18.	On page 22, we note that 30% of the named executive officers’ annual incentive bonus is tied to “business unit and individual goals” and that “both components are subject to adjustment by the GNC Committee based on individual performance.” In future filings, please disclose the goals for the business units, the actual results achieved by the business units, and how you evaluated whether the goals were met. See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe the elements of individual performance and contribution that are taken into account when determining annual cash incentive bonuses for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response: Under the bonus plan, goals are set for six business units and various groups or departments within those units. These goals may be qualitative or quantitative and may include anywhere from six to twelve goals per unit or department. Many of the quantitative goals relate to achievement of budget or target results that we have not disclosed, and do not intend to disclose, because we believe competitive harm would result. These include targets for EBITDA contribution, bookings, backlog, operating expenses and gross margin percentages. These targets are extremely confidential commercial and financial information of the Company and are not disclosed outside the Company for any purpose.

The GNC Committee establishes performance goals to drive overall company performance. Each officer has specific goals tied to that officer’s area of responsibility in alignment with overall company objectives. The goals are aspirational, rather than anticipatory, in nature. That is, it would be misleading in various instances to quantify a goal because our Company does not necessarily set goals within guidance levels or anticipated Company performance. For example, we may not know when we may close an acquisition, implement an execution improvement or achieve various hiring goals during a year. Nevertheless, we may provide incentive compensation to one of our officers for successfully completing these tasks by a specific time. Moreover, individual goals often go to the core of corporate strategies, such as a reduction of inventory, an increase in gross margin, raising additional capital, and securing the services of executive personnel with specific expertise. If the

Company’s quantitative targets were publicly disclosed, the Company’s competitors could gain specific insights into the Company’s strategic plans, budgets and financial forecasts, market outlook, product and service pricing, cost structure and profit margins.

Based on the foregoing, the Company believes that it should not be required to disclose its quantitative performance targets for prior, current and future fiscal years pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Nevertheless, in order to enhance our disclosure and in response to the Staff’s comment, in future filings, we will modify our disclosure relative to annual cash incentive bonuses for the named executive officers. For your reference, we have included in this response letter the following additional disclosures to our Schedule 14A Filed on March 26, 2008 to follow the subject paragraph, which incorporates the Staff’s recommendations noted above:

“In 2007, the GNC Committee set business unit goals for each of the following business units: Gas Technologies/New Product Development, Standard & Traditional, Built-to-Order, Automation & Controls, Global Marketing and Corporate. Business unit goals for 2007 included qualitative and quantitative objectives related to safety performance, EBITDA contribution, bookings targets for various product groups, backlog targets, management of operating and general & administrative expenses, achievement of budgeted gross margin percentages, achievement of average days sales outstanding targets, completion of lean initiatives and process improvements, commercialization of new products and development of new markets or expansion of existing markets. In making determinations to fund the various payout pools, the GNC Committee considered each business unit’s success in meeting its various objectives. For 2007, the GNC Committee determined that the business unit portion of the bonus incentive pool (which constituted 30% of the total potential pool) was: Gas Technologies/New Product Development—82.0%; Standard & Traditional—70.9%; Built-to-Order—70.5%; Automation & Controls—85.5%; Global Marketing—30.0%; and Corporate—90.0%.

The individual goals of each participant in the bonus pool, including each named executive officer, that are taken into account in determining the individual performance factor (which may range from 0.0x to 1.5x of the calculated payout), include: safety focus, contribution to overall performance, collaboration with other business units, compliance performance and achievement of business unit targets.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 23

19.	In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:

•

Quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations. For example for the three months ended June 30, 2008, you attribute the increase in integrated engineered solutions gross profit to (a) higher revenue; (b) improved execution in the US built-to-order project business; (c) improved execution in the international built-to-order project business; offset by (d) lower contribution from the decrease sales of the CO2 gas processing facilities in West Texas without quantification of the impact. Similarly for the three months ended June 30, 2008, you attribute to the increase in Standard & Traditional revenue to (a) continued strength of your Standard & Traditional equipment and services across North

America; and (b) the additional revenue from your recent acquisition of a US company without quantification. Refer to Item 303(A)(3)(iii) of Regulation S-X.

•

We note that your CODM uses segment profit to make decisions about resources to be allocated to your operating segments and assess performance. We further note that segment profit margin significantly declined for both the three and six months ended June 30, 2008 as compared to the June 30, 2007 periods for each of the three reportable segments. Whereas gross profit margins for the three reportable segments did not necessarily trend similarly to the segment profit margins for these periods. As such, please include a discussion and analysis of segment profit margins for your three reportable segments to allow investors to understand the factors impacting the profit margin your CODM uses in making resource allocations and assessing performance.

•

Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on revenues, gross profit margins, segment profit margins, selling, general and administrative expenses as a percentage of revenues, et cetera, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

o

Revenue: For your Integrated Engineered Solutions segment, explain why you have had higher built-to-order project activity. As the operations of this segment is focused on the sales and related activities associated with built-to-order projects, it does not appear as though your discussion and analysis of the operating results for the segment provides investors with useful information to understand the historical results of the prospects for the future. Similarly with the Standard & Traditional segment, you attribute the increase in revenues, in part, to the strength in sales of your Standard & Traditional equipment and services across North America without any further explanation for the increase. Also, for the Integrated Engineered Solutions segment, you note that revenues were negatively impacted by lower revenue from your CO2 gas processing facilities in West Texas. Your discussion and analysis should explain why this facility is generating lower revenue and how management is addressing the decrease, at a minimum.

o	Gross profit margin: You attribute the increase in the six months ended June 30, 2008 Integrated Engineered Solutions gross profit margin to improve execution in the US and international built-to-order project business. This explanation does not provide investors with an insight as to what was improved, how management improved the execution of this business, and whether there is an expectation for further improvements in the future. For your Standard & Traditional segment, you attribute the decline in the gross profit margin for the six months ended June 30, 2008 to escalating steel costs. Please also include a discussion of what management’s expectations as to whether the increased costs will continue to negatively impact gross profit margins.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response: We have included additional disclosure on pages 20 through 33 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 7, 2008 to the extent reasonably practicable. Further, in order to enhance our disclosure and in response to the Staff’s comments, in future filings, we will modify our disclosure for each period of comparison in order to (i) quantify the impact of factors which contribute to fluctuations of the items discussed; (ii) provide discussion and analysis of segment profit margins for each of our segments; (iii) provide a more detailed analysis of the factors that impact areas comprising our income including known trends or anticipated trends that may have an impact on results of operations; and (iv) otherwise comply with Item 303 of Regulation S-K, Section 501 and your associated guidance.

Item 4. Controls and Procedures, page 32

20.	We note your statement that an “internal control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance the objectives of the internal control system will be met.” Please revise your entire discussion in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for further guidance.

Response: We will revise our disclosure in future filings relative to the design and effectiveness of our disclosure controls and procedures and have already revised our disclosure regarding controls and procedures on page 34 and 35 of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 filed November 7, 2008.